December 23, 2009

Mr. Keith O`Connell, Esquire
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:T. Rowe Price International Funds, Inc.
consisting of the following series:
T. Rowe Price Global Infrastructure Fund
T. Rowe Price Global Infrastructure Fund — Advisor Class
File Nos.: 002-65539/811-2958

Dear Mr. O`Connell:

The following responses serve to address your oral comments of December 15, 2009, regarding the registration statement filed on November 12, 2009 for the Global Infrastructure Fund and its Advisor Class of shares. Your comments and our responses are set forth below.

Comment:

In the fee tables of both prospectuses, the footnote relating to the redemption fee should be removed. Form N-1A does not provide for this information to be disclosed as a footnote, however, you may include this information in a parenthetical within the fee table.

Response:

Footnote (a) will be deleted in both prospectuses. The redemption fee line item in the fee tables will be revised as follows:

"Redemption fee (on shares and held for 90 days or less)"

Comment:

In the fee tables, the footnote relating to estimated expenses should be removed. Form N-1A does not provide for such a footnote.

Response:

Instruction 6(a) to Item 3 of Form N-1A provides that, for new funds, other expenses should be estimated and a footnote to the table should disclose that "Other Expenses" are based on estimated amounts for the current fiscal year. Because the Global Infrastructure Fund meets the definition of a "new fund," we believe it is appropriate to retain this footnote. However, we propose to modify the footnote in both prospectuses as follows:

"Other expenses are based on estimated amounts for the current fiscal year."

Comment:

In the fee tables, the last sentence of the footnote relating to the contractual expense limitation should be removed.

Response:

The following sentence will be deleted:

"Any amounts reimbursed will have the effect of increasing fees otherwise paid by the fund."

Comment:

In the Global Infrastructure Fund prospectus, under "Purchase and Sale of Fund Shares," consider removing the following sentence: "Redemption proceeds of less than $5,000 sent by wire are subject to a $5 fee paid to the fund."

In both prospectuses, under "Purchase and Sale of Fund Shares," you should remove the second paragraph directing shareholders to contact their intermediary for trade deadlines, applicable policies for purchasing, selling or exchanging shares, and initial and subsequent investment minimums.

Response:

We will delete these sentences in response to Item 6 of Form N-1A and move them after Item 8.

Comment:

In the Global Infrastructure Fund prospectus, under "Payments to Broker-Dealers and Other Financial Intermediaries," explain why there is no reference to contacting your salesperson or visiting your financial intermediary`s Web site.

Response:

While this reference is included in response to Item 8 for the fund`s Advisor Class prospectus, we do not feel it is appropriate to include the reference in any of our Investor Class prospectuses. Our Investor Class funds are sold primarily through direct sales channels and not through intermediaries, and we do not pay financial intermediaries for distribution related to sales of our Investor Class funds.

All of the T. Rowe Price funds may pay for sub-transfer agency, recordkeeping, and other administrative services provided on behalf of the fund through an administrative fee payment (AFP) program. The total amount paid by each T. Rowe Price fund under the AFP program for the prior calendar year is disclosed in the Price Funds` Statement of Additional Information (SAI). We do not believe that there is any additional information available to customers from a broker-dealer or financial intermediary on our funds` AFP program. Therefore, we do not believe the prospectuses for the Investor Class funds should direct investors to request more information from an intermediary or visit their financial intermediary`s Web site.

Comment:

On page 6 of the fund`s Advisor Class prospectus, you state the following:

"The fund may have an agreement with your intermediary that permits the intermediary to accept orders on behalf of the fund until 4 p.m. ET. In such cases, if your order is received by the intermediary in correct form by 4 p.m. ET, transmitted to the fund, and paid for in accordance with the agreement, it will be priced at the next NAV computed after the intermediary received your order."

You should add disclosure explaining what happens if there is no agreement.

Response:

The following disclosure will be added:

If the fund does not have an agreement with your intermediary, the fund must receive the request in correct form from your intermediary by 4 p.m. ET, in order for your transaction to be priced at that business day`s NAV.

Comment:

On page 77 of the SAI, there are various footnotes to the table setting forth the numbers and total assets of the accounts managed by each portfolio manager. The current information for the portfolio managers referenced in these footnotes should be provided in the table.

Response:

In our 485(b) filing, we will include the relevant information for each of these portfolio managers within the table and disclose the date as of which the information is provided.

If you have any questions concerning these matters or any others, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole
Brian R. Poole
Vice President and Legal Counsel
T. Rowe Price Associates, Inc.

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher
David Oestreicher
Vice President
T. Rowe Price Funds